INVEST IN **RIKKI'S BAR SF**

San Francisco's Women's Sports Bar



rikkisbarsf.com San Francisco, CA

Highlights

1. No bars in SF prioritize women's sports, so we're building one. We want you to be part of it.
2. Over the last decade, women's professional sports have gained stability, investment, and respect.
3. Locally, the SF Bay Area has new teams in the two largest and most popular women's sports leagues.
4. Rikki's will be more than a bar—it will be a community gathering space for all women's sports fans.
5. 9M viewers saw USWNT win Paris gold—NBC's most ever for an Olympics soccer match, of any gender.
6. We are of the community. Both our founders sit on the boards of LGBTQ+ sports nonprofits in SF.
7. Since January 2023 at least 6 women's sports bars have opened in the U.S. with more in the works.
8. Rikki's will serve a mix of alcoholic and non-alcoholic drinks so that everyone feels welcome.

Our Team



Danielle Thoe Co-Founder

A real estate and affordable housing professional, Danielle brings 10 years of experience building spaces by and for community. She is thrilled to use her permitting and project management experience to build Rikki's for her community.



Sara Yergovich Co-Founder

As a lifelong athlete and women's sports fan with a decade of experience in marketing and customer experience, Sara is excited to combine her passions to open Rikki's and create a space in San Francisco for the diverse women's sports community.

Women's sports keep growing—Rikki's is the place to watch in San Francisco.

Over the last decade, women's professional sports have gained stability, investment, and respect.

in investment, and respect.

Nationally and internationally, women's collegiate and professional sports are seeing an exponential growth that is breaking sports records almost weekly. To capitalize on this growth, women's sports are being picked up by major networks and heavily marketed and funded.



Over the last year, the interest in women's sports has skyrocketed

Football Australia released a post–World Cup report and revealed that the tournament **generated 1.32B in economic impact**

The Sabrina vs. Steph competition at NBA All–Star Weekend was the most watched All–Star Saturday night in 4 years, with **viewership peaking at 5.4M** during their shootout.

In the San Francisco Bay Area:

- A year before their first season, the WNBA Golden State Valkyries have collected **15k season ticket deposits.**

- After their first two home games, **Bay FC had the second highest attendance average in the NWSL** at 17,360 only behind Portland's 18,273.

In the 2024 NCAA Women's March Madness:

- Viewership of the National Championship game peaked at 24M. **That's an 89% increase over 2023 and a 285% increase from 2022.**

- **2.9M people tuned in** to the one-hour pregame show leading up to the national title game. Just three years ago, only one women's college basketball game had reached that many viewers.

- **ESPN sold out the entire lineup of sponsorships and ads for the Women's Basketball Championship.** Thirty sponsors and nearly 100 advertisers were involved.

Data source: togethxr

Locally, the San Francisco Bay Area is gaining teams in two of the largest and most popular women's sports leagues.

Bay FC joined the NWSL in 2024 to a sell-out crowd of 18,000 people, and the Golden State Valkyries backed by the full weight of the Warriors organization will join the WNBA in 2025. These teams join the Bay Area Falcons (previously SF Falcons) Ultimate Frisbee Team and the Oakland Soul as women's professional teams in the region.

The Bay Area is also home to UC Berkeley, Stanford, and Santa Clara women's sports teams. **All of these teams have fans, stadiums, and TV deals.**





With investment in on-field product we still know of no bars in the Bay Area reliably showing women's sports, especially among a community of similar fans.

Locally, to watch women's sports you have to call ahead to bars to see if they'll play the game. This can be met with confusion over who the teams/leagues are, annoyance to switch off men's sports, and almost never the ability to watch with game audio.

At this critical time of growth in women's sports and inspired by the legacy of Rikki Streicher...

We are introducing Rikki's:
San Francisco's sports bar dedicated to celebrating women's sports and serving the diverse and inclusive women's sports community.



The Legacy of Rikki Streicher

Rikki Streicher (1926–1994) was an American political activist, San Francisco LGBTQ leader, and founder of the Gay Games Federation. Her two San Francisco bars, Maud's and Amelia's, became legendary gathering places for the City's Lesbian community, providing a safe space, community center, and clearinghouse for information. Rikki was a sports enthusiast and sponsored women's sports teams for bowling, volleyball, pool, and basketball. Baseball, however, remained her favorite, an enthusiasm rewarded in 1976 when the Maud's team won the first-place championship in the Bay Area Women's Softball League. Streicher helped to organize the Gay Games in San Francisco in 1982, and then went on to co-found the Federation of Gay Games, its successor organization.





Photos on loan from and courtesy of the estates of Mary Sager and Michelle Jester for the express usage of Rikki's, all rights reserved. Reuse prohibited without express permission.

> ***"Sports are the great equalizer. It is perhaps the only time that it doesn't matter who you are but how you play the game." - Rikki Streicher, 1991***



Photos on loan from and courtesy of the estates of Mary Sager and Michelle Jester for the express usage of Rikki's, all rights reserved. Reuse prohibited without express permission.

Continuing Rikki Streicher's legacy, Rikki's Bar is an inclusive space focused on giving the women's sports community what they're missing:

A place to celebrate every game, every tournament, every win and to find each other.

When we imagine stepping inside Rikki's, we picture being greeted by women's sports on TV and a friendly smile from behind the bar. It's a grown up sports bar–well lit, clean, and welcoming like a cozy living room. A really big one, where all your friends can join you. The walls hold memorabilia highlighting the female athletes you looked up to as a kid and the stars who are pushing sport forward today. You gather with old friends, make new ones, and celebrate athletes like you. Good drinks and your community make you want to stick around even after the final buzzer. Clean. Comfortable. Intentional. Fun.


WELCOME TO
Rikki's
San Francisco's Women's Sports Bar

Photo courtesy of Kilee Quigley for exclusive usage by Rikki's.

Key factors that will drive the success of

Rikki's

The Space

No other bar in the San Francisco Bay Area emphasizes itself as a destination to watch women's sports and fans will travel to Rikki's to be part of it.

The bar will work to form **partnerships with local professional sports teams** like Bay FC and the Golden State Valkyries to ensure fans have a place to watch all their team's games–home or away.

Partnerships with local athletic clubs and leagues that provide places for women, trans, and non-binary athletes to play. Post-game gatherings and team fundraisers will happen here.

The Environment

Staff reinforce the warm, welcoming atmosphere, greeting you and supporting our values of celebrating women's sports and **inclusion for all, especially those in the BIPOC and LGBTQ+ communities.**

San Francisco is home to a large number of transplants. Once a fan of the Chicago Sky or the Las Vegas Aces visits Rikki's, **they will recognize it as a welcoming place to watch their team.**

The **cozy environment** will mean customers would be just as happy sitting at the edge of their stools late in a close game as grabbing a drink and conversing with a friend they haven't seen in a while.

The Product

Bartenders will help you find a tasty beverage–with or without alcohol–and they won't be put out when asked to make a decent cocktail. This service ensures everyone feels welcome and keeps people coming back and wanting to stay.

Favorite foods from the neighborhood, we will partner with nearby restaurants and provide menus and QR codes to order their food from Rikki's, **ensuring the food will be affordable, familiar, and fun.**

The Business Opportunity

Despite the rise in bars across the country committed to consistently showing women's sports or even defining themselves as women's sports bars, **no bars in the San Francisco Bay Area have followed suit.**

Rikki's seeks to fill this void, creating a space where women's sports are shown so that women and other women's sports fans can watch together and enjoy the same community atmosphere that exists at traditional sports bars.

Strategy

With a central location in the city accessible by public transit, the Castro/Mission area is an ideal location for Rikki's to thrive. By positioning the bar between the Castro and the lesbian bars in the Mission (Mother and Jolene's), Rikki's goal is to pull customers in from the queer sports demographic including San Francisco Bay Area residents and tourists alike. This area also has **high foot traffic and a thriving nightlife.**



HAIGHT-ASHBURY
DUBOCE TRIANGLE
CASTRO DISTRICT
MISSION DISTRICT
LIBERTY STREET HISTORIC DISTRICT
Dolores Heights
MISSION BAY
DOGPATCH
POTRERO HILL
POTRERO TERRACE

With the influx of women's professional sports teams in the San Francisco Bay Area, the bar will seek partnerships with these teams to develop visibility and cross-marketing opportunities. We plan to **work with teams such as the WNBA Golden State Valkyries, Bay FC, and Oakland Soul**, and become the community's favored bar to watch away games and host events. Rikki's will be a neighborhood bar with a mission rooted in honoring a local icon and women's sports advocate. This **mission and welcoming atmosphere** will serve the women's sports community in San Francisco, and build a new community around the bar.





Beverage Program

Rikki's will have an equal number of cocktails and non-alcoholic mixed drinks created in **partnership with award winning bartender Suzu**, most recently seen on Netflix's Drink Masters competition show. This **intentional focus on a mix of alcoholic and non-alcoholic drinks** will support our mission of being a welcoming place where you do not have to be drinking alcohol to have a great time. In addition, the bar will work to source liquors from **women-owned distilleries, and wine from women-wine makers** in partnership with Beth Hughes, owner of Bottle Bacchanal in the Castro.

As a sports bar for everyone, Rikki's will offer a **wide selection of alcoholic and non-alcoholic beers from local breweries** so that our customers can always find something delicious and interesting on the menu to try.



Food Options

Food at Rikki's can be ordered in, delivered, or brought in by customers. We plan to partner with nearby restaurants so that Rikki's customers can scan QR codes on their tables to order food to be delivered, **making it easy to get delicious food without needing to leave the bar.**

Aesthetic

Rikki's aesthetic will be a mix of a traditional sports bar with booths and TVs, and a brighter retro space with tasteful sports memorabilia highlighting women's sports. **The images throughout Rikki's will purposefully emphasize BIPOC and LGBTQ+ women in sports, not catering to any stereotypes.**

We intend for the space to include sports-themed games, such as a WNBA Golden State Valkyries themed basketball shooting game and a pool table. This will encourage patrons to enjoy the bright, lighthearted atmosphere of the bar while watching the sports they love.

Capital Requirements

To get up and running Rikki's needs just over $550,000 in capital. These funds will allow us to sign a lease, obtain a liquor license, make space improvements, purchase furniture and drinkware, and having working capital to get operational.

Opening Costs Summary	
Key Money (Lease & Liquor License)	$190,000

Professional Svcs	$36,300
Construction	$45,000
Org & Dev	$8,000
Software & Tech	$2,800
Interior/FF&E	$36,250
Exterior Finishes	$5,730
Pre-Open OpEx	$17,500
Marketing	$8,500
Working Capital	$154,000
Contingency	$46,498
TOTAL OPENING COSTS	**$550,578**

Projections are not guaranteed.

Capital Sources



$280,578
Target Wefunder Raise Goal
$50,000
Revenue Share off Wefunder
$220,000
Equity Investor Contribution

Cash Flow Projection

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Revenue	$830k	$1,537k	$1,645k	$1,760k	$1,883k	$2,015k	$2,156k	$2,307k	$2,468k	$2,641k	$2,826k
Cost of Goods Sold	$264k	$485k	$519k	$555k	$594k	$635k	$680k	$728k	$778k	$833k	$891k
Operating Expenses	$569k	$690k	$724k	$760k	$798k	$838k	$880k	$924k	$970k	$1,019k	$1,070k
Loan Repayments	$0k	$77k	$82k	$88k	$94k	$101k	$108k	$20k	Full Repayment		
Net Profit	-$3k	$286k	$320k	$356k	$397k	$440k	$488k	$635k	$719k	$789k	$865k

Based on estimated 380k revenue share raise, not the minimum raise goal. Projections are not guaranteed.

Projected Investor Returns per $5k Investment

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Annual Distribution	$0	$1,011	$1,082	$1,158	$1,239	$1,325	$1,418	$267	Full Repayment		
Distribution To-Date	$0	$1,011	$2,093	$3,251	$4,490	$5,815	$7,233	$7,500			

Based on estimated 380k revenue share raise, not the minimum raise goal. Projections are not guaranteed.

Perks

$2.5k

Join us for Rikki's inaugural match! Invitation to our private opening party.

$5k

Reserved table for 6 to watch the game of your choice and a $250 bar tab

$10k

Entitled to a $1 beer or well drink each Tuesday for life

$25k

Decorate the walls! Pick a women's sports jersey, banner, scarf, or other merch for display at Rikki's*

	(plus all previous perks)	(plus all previous perks)	(plus all previous perks)

*Selection of display item subject to approval by Rikki's co-founders

Our Founders



Danielle Thoe
Co-Founder
She/Her

A real estate and affordable housing professional, Danielle brings 10 years of experience building spaces by and for community. Having managed entitlements and development of over 900 housing units, Danielle looks forward to bringing her experience working with architects, engineers, contractors, and others to the successful build out of the Rikki's space.

As a project manager she has also developed and managed project and operations budgets to set completed developments up for success. Danielle serves as a board member of the San Francisco Spikes LGBTQ+ soccer club, and served as the club President during a 73% membership growth over two years. Teammates she looks forward to gathering with at Rikki's.



Sara Yergovich
Co-Founder
She/Her

As the Head of the Digital Customer Experience Team for Ultrasound at Siemens Healthineers, Sara has a decade of experience in developing and implementing digital marketing strategies globally. As a marketing leader, Sara has guided both her direct teams and cross-functional groups on large-scale global projects to reimagine marketing strategies centered around the customer experience as a whole.

Throughout her experience, Sara has prioritized engagement in community outreach by serving on the board of the San Francisco Track and Field Club, volunteering with San Francisco CASA to partner with a foster child and champion their rights in court, in addition to being the founder of the Siemens Healthineers ADAPT (Abled and Disabled Allies Partnering Together) ERG.

As a lifelong athlete and women's sports fan, Sara is excited to combine her multifaceted experience to open Rikki's and create a space in San Francisco for the diverse women's sports community.

Advisory Team



Robert "Bobby" Dunn
Hospitality & Investment Consultant
He/Him

As a serial entrepreneur, Bobby has co-founded companies in the electric vehicle, co-working, and entertainment worlds and is always on the lookout for his next creative endeavor. Bobby is the owner and CEO of Anchor SF, a coworking space in the heart of San Francisco. He co-founded and ran marketing for the globally known Boosted Boards, a small electric vehicle company. Bobby was the proud owner of the Rickshaw Stop, a staple venue in the SF area that has a knack for booking rockstars before they become famous.

Currently, Bobby co-founded and owns a media group called Wild Ones Group LLC which has



Vinny Eng
Consulting General Manager
He/Him

Vinny Eng, a longtime San Francisco resident, has operated local food businesses for over a decade. He served as the General Manager at Bar Tartine and Tartine Bakery, and played a key role in launching Tartine Manufactory as their Wine Director. He was recognized as a Food and Wine Magazine Sommelier of the Year in 2019. He is a founding member of SF New Deal, a COVID-19 rapid response non-profit that has delivered 3.1 million meals and disbursed $35.5 million to local small businesses. He is an advisor to Physicians for Human Rights and volunteers on the Board of Hamilton Families and Openhouse.

worked with leading entertainment figures such as Jared Letto, Drew Barrymore, and Barbra Corcoran. Bobby's success is linked to his ability to create meaningful and powerful connections across industries and geography.



Chris "Suzu" Suzuki
Beverage Program Consultant
He/Him

Primarily growing up in the Bay Area, Suzu spent much of his childhood and teenage years in Tokyo, working under the tutelage of his grandparents at their restaurants—learning about hospitality, food, and management. After returning back to California, he applied the knowledge he accumulated in Japan into his work within bar hospitality.

Over the course of a decade, Suzu has developed an illustrious career tending bar and managing at some of San Francisco's most iconic cocktail bars including 15 Romolo, Benjamin Cooper, and Wildhawk. Suzu launched Kagano Pop-Up, a cocktail pop-up series that honors his heritage and memories with a philanthropic angle. Suzu was also a contestant on the hit Netflix show, Drink Masters.



Amelie Au
Design Consultant
She/Her

Amelie has over a decade of experience as a graphic designer. She has worked at notable creative agencies (Moving Brands, Ueno), and has a wide breadth of experience in brand identity, design systems, campaigns, communications, digital design and beyond.

Currently she leads all aspects of graphic and digital design at Both&, a company that's pioneering the category of nonbinary and transmasc design in apparel and consumer goods. Some of her previous clients include Apple, Twitter, Venmo, Zagat, SF Design Week, & TEDxSanFrancisco.

Thank you for making history with us!


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Rikki's

Co-Founders, Sara Yergovich & Danielle Thoe

Inquiries

Email us at **hometeam@rikkisbarsf.com**